Prairie Operating Co.

55 Waugh Drive, Suite 400

Houston, Texas 77007

December 16, 2024

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Registration Statement on Form S-3
Filed December 10, 2024
File No. 333-282730

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2024, with respect to the Amendment to the Company’s Registration Statement on Form S-3, File No. 333-282730, filed with the Commission on December 10, 2024 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 2 to Form S-3 Filed on December 10, 2024

Documents Incorporated by Reference, page 1

1.	We refer you to exhibit 99.2 to Form 8-K filed on November 27, 2024. You state that on August 15, 2024, the purchase price in the NRO agreement was amended to $84.5 million in cash, subject to certain closing price adjustments and other customary closing conditions. You go on to disclose at note 5 that on October 1, 2024, you transferred total cash consideration of $55.8 million related to the acquisition. Please provide us with additional information about the difference between the amended purchase price of $84.5 million and the total consideration of $55.8 million transferred to the seller. To the extent that the $55.8 million cash consideration represents the final purchase price, please clearly disclose that the asset purchase agreement was amended and state the revised purchase price at the forepart of the Unaudited Pro Forma Condensed Combined Financial Information.

RESPONSE: We respectfully acknowledge the Staff’s comment and respectfully advise the Staff that there was not a further amendment of the asset purchase agreement after the previously disclosed August 15, 2024 amendment. The NRO asset purchase agreement provided for purchase price adjustments based, among other things, on NRO’s revenues and expenses from the January 1, 2024 effective date through the closing date and the amount of assumed liabilities associated with property and severance taxes. These types of closing price adjustments are customary in the oil and gas industry. The difference between the purchase price of $84.5 million, as amended by the August 15, 2024 amendment and the $55.8 million of total consideration was the result of customary closing price adjustments, including: (i) NRO revenues of $32.9 million; (ii) NRO expenses of $11.1 million; (iii) NRO assumed liabilities associated with property and severance taxes of $6.0 million; and (iv) NRO suspended revenues of $1.1 million. The Company submits that it disclosed in the Form 8-K filed on August 15, 2024 the amount to be paid at closing, based on the amended asset purchase agreement, would be $57.0 million subject to adjustments, and the pro forma financial statements filed as exhibit 99.2 to Form 8-K filed on November 27, 2024 contained disclosure in “Note 5 - Preliminary Purchase Price” indicating that the cash consideration paid at closing ($49.6 million) included customary purchase price adjustments (see footnote (1) to the table of consideration transferred, assets acquired and liabilities assumed). The Company respectfully submits that it will update this disclosure in its future filings to clarify that the difference between the amended purchase price and the cash consideration paid was the result of customary closing price adjustments.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or E. Ramey Layne of Vinson & Elkins L.L.P. at (720) 802-8116.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:
T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.